Ernst & Young LLP	Phone: (305) 358-4111
Suite 3900	www.ey.com
200 South Biscayne Boulevard
Miami, Florida 33131-5313

Report of Independent Certified Public Accountants

To LNR Partners, Inc.

We have examined management's assertion, included herein, that LNR Partners, Inc. (the Company) complied with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers (USAP) during the year ended December 31, 2005. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that the Company complied with the aforementioned requirements during the year ended December 31, 2005 is fairly stated, in all material respects.

            /s/ Ernst & Young LLP

March 3, 2006

0602-0714602                                Member Practice of Ernst & Young Global

Mortgage Bankers Association of America

Uniform Single Attestation Program for Mortgage Bankers

Minimum Servicing Standards Applicable to
LNR Partners, Inc. as Special Servicer for

MLMT 2005-LC1

Minimum Servicing Standards	Applicable	Not Applicable

I. Custodial Bank Accounts
1. Reconciliations shall be prepared on a monthly basis for all custodial bank accounts and related bank clearing accounts.	X
2. Funds of the servicing entity shall be advanced in cases where there is an overdraft in an investor's or a mortgagor's account.	X
3. Each custodial account shall be maintained at a federally insured depository institution in trust for the applicable investor.	X
4. Escrow funds held in trust for a mortgagor shall be returned to the mortgagor within thirty (30) calendar days of payoff of the mortgage loan.	X

II. Mortgage Payments

1. Mortgage payments shall be deposited into the custodial bank accounts and related bank clearing accounts within two business days of receipt.		X
2. Mortgage payments made in accordance with the mortgagor's loan documents shall be posted to the applicable mortgagor records within two business days of receipt.		X
3. Mortgage payments shall be allocated to principal, interest, insurance, taxes or other escrow items in accordance with the mortgagor's loan documents.	X
4. Mortgage payments identified as loan payoffs shall be allocated in accordance with the mortgagor’s loan documents.	X

Minimum Servicing Standards	Applicable	Not Applicable

III. Disbursements

1. Disbursements made via wire transfer on behalf of a mortgagor or investor shall be made only by authonzed personnel.	X
2. Disbursements made on behalf of mortgagor or investor shall be posted within two business days to the mortgagor's or investor's records maintained by the servicing entity.	X
3. Tax and insurance payments shall be made on or before the penalty or insurance policy expiration dates, as indicated on tax bills and insurance premium notices, respectively, provided that such support has been received by the servicing entity at least thirty (30) calendar days prior to these dates.
X
4. Any late payment penalties paid in conjunction with the payment of any tax bill or insurance premium notice shall be paid from the servicing entity's funds and not charged to the mortgagor, unless the late payment was due to the mortgagor's error or omission.
X
5. Amounts remitted to investors per the servicer's investor reports shall agree with canceled checks, or other form of payment, or custodial bank statements.	X
6. Unused checks shall be safeguarded so as to prevent unauthorized access.	X

IV. Investor Accounting and Reporting

1. The servicing entity's investor reports shall agree with or reconcile to investors' records on a monthly basis as to the total unpaid principal balance and number of loans serviced by the servicing entity.
X

V. Mortgagor Loan Accounting

1. The servicmg entity's mortgage loan records shall agree with, or reconcile to, the records of mortgagors with respect to the unpaid principal balance on a monthly basis.	X
2. Adjustments on ARM loans shall be computed based on the related mortgage note and any ARM rider.	X
3. Escrow accounts shall be analyzed, in accordance with the mortgagor's loan documents, on at least an annual basis.	X

Minimum Servicing Standards	Applicable	Not Applicable

V. Mortgagor Loan Accounting (continued)

4. Interest on escrow accounts shall be paid, or credited, to mortgagors in accordance with the applicable state laws. (A compilation of state laws relating to the payment of interest on escrow accounts may be obtained through the MBA's FAX ON DEMAND service. For more information, contact MBA.)
X

VI. Delinquencies

1. Records documenting collection efforts shall be maintained during the period a loan is in default and shall be updated at least monthly. Such records shall describe the entity's activities in monitoring delinquent loans including, for example, phone calls, letters and mortgage payment rescheduling plans in cases where the delinquency is deemed temporary (e.g., illness or unemployment).
X

VII. Insurance Policies

1. A fidelity bond and errors and omissions policy shall be in effect on the servicing entity throughout the reporting period in the amount of coverage represented to investors in management's assertion.
X